Exhibit 12.1

Alesco Financial Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the six-months ended June 30, 2007		For the eleven months ended December 31, 2006
Pre-tax income from continuing operations	$(34,829	)(1)	$22,797
Minority interest attributable to continuing operations	$9,697		$7,625
Interest Expense	$296,830		$188,121

Earnings before fixed charges	$271,698		$218,543

Interest expense (including amortization)	$296,830		$188,121

Total fixed charges	$296,830		$188,121

Ratio of earnings to fixed charges	0.92		1.16

(1)	Pre-tax income from continuing operations includes a $74.4 million impairment loss on investments collateralized by mortgage-backed securities. Each of the mortgage-backed securities that was written-down continues to generate positive cashflows.